AUTHENTIC TEAS INC.
Suite 1801-1 Yonge Street
Toronto, Ontario M5E 2A3

October 15, 2012

VIA EDGAR

United States Securities and Exchange Commission
100 F Street North East
Mail Stop 20549-0407
Washington, DC 20549

Dear Sirs:

Re: Authentic Teas Inc. Filing Number: 333-175003 Amendment No. 5 to Registration Statement on Form S-1 Filed October 12, 2012

Authentic Teas Inc. (“Authentic Teas”) hereby requests, pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended, the consent of the Securities and Exchange Commission to withdraw the Amendment No. 5 to Registration Statement on Form S-1 filed by Authentic Teas with the Securities and Exchange Commission on October 12, 2012 (the “Registration Statement”). The Registration Statement is being withdrawn because the Registration Statement was filed under the wrong heading. It should have been filed under the “POST AM” heading.

If you have any questions or comments relating to this request for withdrawal, please contact Cam McTavish, counsel for Authentic Teas at (604) 891-7701.

Yours truly,

AUTHENTIC TEAS INC.

Per: /s/ Hrant Isbeceryan

Hrant Isbeceryan
President and Director